UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 19, 2021

SC Health Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38972	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

108 Robinson Road #10-00

Singapore 068900

(Address of principal executive offices) (Zipcode)

+65 6438 1080

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities	registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one half of one warrant	SCPE.U	New York Stock Exchange LLC
Class A ordinary shares, par value $0.0001 per share	SCPE	New York Stock Exchange LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	SCPE WS	New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

On March 19, 2021, SC Health Corporation, an exempted company incorporated in the Cayman Islands with limited liability (“SC Health”), entered into a Business Combination Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Rockley Photonics Limited, a company incorporated under the laws of England and Wales with company number 08683015 (the “Company”), Rockley Photonics Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability (“HoldCo”), and Rockley Mergersub Limited, an exempted company incorporated in the Cayman Islands with limited liability and a direct wholly owned subsidiary of HoldCo (“Merger Sub”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of SC Health, HoldCo, Merger Sub and the Company.

The Business Combination

The Business Combination Agreement provides for, among other things, the following transactions on the closing date: (i) the Company carries out a scheme of arrangement in the UK courts pursuant to which all of the Company’s shares (including those issued prior to the scheme as a result of the conversion of convertible loan notes and the exercise of warrants) will be cancelled or transferred by the Company’s shareholders in exchange for shares in HoldCo; (ii) the holders of options over shares in the Company will be invited to roll their options into new options over shares in HoldCo; (iii) to the extent convertible loan notes issued by the Company do not convert into shares in the Company prior to the effectiveness of the scheme described in clause (i) above, such notes will, depending on which form the scheme of arrangement takes, either be (a) novated to HoldCo (resulting in HoldCo becoming responsible to issue HoldCo ordinary shares on exercise) and the consideration for the novation shall be an inter-company loan between the Company and HoldCo, or (b) acquired by HoldCo in exchange for the issue of new convertible loan notes by HoldCo to each convertible loan note holder; (iv) the holders of warrants over shares in the Company (other than warrants that by their terms will be replicated at HoldCo in exchange for market value consideration) will be notified that if they do not exercise their warrants for shares in the Company prior to the effectiveness of the scheme described in clause (i) above, then those warrants will lapse; (v) HoldCo will complete a ‘stock-split’ to prepare its share capital for Merger Sub’s merger into SC Health; (vi) certain investors will subscribe for and purchase an aggregate of $150,000,000 of shares in HoldCo (see PIPE Financing below); (vii) Merger Sub will merge with and into SC Health, with SC Health surviving the merger and becoming a direct wholly-owned subsidiary of HoldCo; and (viii) the shares and warrants in SC Health will be exchanged for shares and warrants in HoldCo.

The transactions described in (i) to (viii) above are hereinafter referred to collectively as the “Business Combination”.

The Business Combination is expected to close at the end of the second quarter of 2021, following receipt of the required approvals and other customary closing conditions.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, (i) the existing holders of securities in the Company will exchange their securities for new securities in HoldCo; and (ii) HoldCo will split its stock such that the number of shares in (together with any other securities in or convertible for securities in) HoldCo after the stock split will be equal to $1,148,114,113 divided by $10.00. Certain PIPE investors will subscribe for shares in HoldCo and the warrants in SC Health (each $10.00 shares) will then be exchanged for shares in HoldCo.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. The parties have also agreed, among other things, (i) to comply and take reasonably necessary and appropriate actions with respect to making any necessary antitrust filings, including in connection with the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (ii) that, subject to receiving the necessary shareholder approval, HoldCo will adopt a new incentive equity plan and employee stock purchase plan on closing; (iii) that the Company and SC Health will jointly file a filing in connection with the Committee on Foreign Investment in the United States (“CFIUS”); and (iv) that on closing, the board of directors of HoldCo shall consist of up to 7 directors to be designated by the Company and that so long as receipt of CFIUS approval is obtained by the later of June 22, 2022 and the 2022 annual meeting of HoldCo, two additional directors designated by SC Health Holdings Limited, a Cayman Islands exempted company limited by shares and our sponsor (the “Sponsor”), will join the HoldCo board.

Conditions to Each Party’s Obligations

The obligation of SC Health, the Company, HoldCo and Merger Sub to consummate the Business Combination is subject to certain closing conditions, including, but not limited to: (i) the expiration or termination of the applicable waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (ii) the approval of SC Health’s shareholders; (iii) the necessary scheme of arrangement being approved; and (iv) SC Health having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) remaining after the closing of the Business Combination. The Business Combination is not subject to receipt of CFIUS approval.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to: (i) by mutual written consent of SC Health and the Company; (ii) by the Company if the necessary consent is not obtained from SC Health’s shareholders; (iii) by SC Health if the necessary scheme of arrangement vote is not achieved; (iv) by either the Company or SC Health if the court declines or refuses to sanction the scheme of arrangement (unless appealed); and (v) by SC Health if certain fundamental representations and warranties of the Company, HoldCo or Merger Sub are not true and correct in all but de minimis respects and if the other representatives and warranties of the Company, HoldCo or Merger Sub are not true and correct such that the effect of them not being true and correct results in a material adverse effect.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts.

PIPE Financing (Private Placement)

Concurrently with the execution of the Business Combination Agreement, SC Health and HoldCo entered into subscription agreements (the “Investor Subscription Agreements”) with certain investors, including, among others, SC Health Group Limited (an affiliate of the Sponsor), Medtronic, Senvest Management LLC and UBS O’Connor. Pursuant to the Investor Subscription Agreements, each investor agreed to subscribe for and purchase, and HoldCo agreed to issue and sell an aggregate of $150,000,000 shares in HoldCo, which will take effect immediately prior to the closing of the Business Combination.

Concurrently with the execution of the Business Combination Agreement, SC Health and HoldCo entered into subscription agreements (the “Individual Subscription Agreements”) with three individuals pursuant to which HoldCo agreed to issue and sell an aggregate of $2,100,000 shares in HoldCo, which will take effect immediately prior to the closing of the Business Combination.

The foregoing descriptions of the Investor Subscription Agreements, the Individual Subscription Agreements and the PIPE Financing are subject to and qualified in its entirety by reference to the full text of the form of Investor Subscription Agreement and the form of Individual Subscription Agreement, copies of which are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively.

Registration Rights and Lock-Up Agreement

At the closing of the Business Combination, the Sponsor and certain shareholders and optionholders of the Company (the “Target Holders”) will enter into a Registration Rights Agreement (the “Registration Rights and Lock-Up Agreement”), pursuant to which, among other things, HoldCo will agree to undertake certain shelf registration obligations in accordance with the U.S. Securities Act of 1933, as amended (the “Securities Act”) and certain subsequent related transactions and obligations, including, among other things, undertaking certain registration obligations, and the preparation and filing of required documents. The Sponsor and Target Holders will agree to be bound by certain transfer restrictions with respect to the shares they will receive in HoldCo.

The foregoing description of the Registration Rights and Lock-Up Agreement is subject to and qualified in its entirety by reference to the full text of the form of the Registration Rights and Lock-Up Agreement, a copy of which is attached as Exhibit 10.3 hereto.

Company Holders Support Agreements

Concurrently with the execution of the Business Combination Agreement, SC Health, the Company, HoldCo, Merger Sub and certain of the shareholders of the Company entered into the Company Holders Support Agreement (the “Company Holders Support Agreement”), pursuant to which certain shareholders who hold a material number of shares in the Company have agreed to, among other things and subject to certain tax conditions being met; (i) vote in favor of the transactions contemplated by the Business Combination Agreement, any resolutions proposed at the court meeting and general meeting of the Company shareholders contemplated in the Business Combination Agreement, and take all other necessary and desirable actions reasonably requested by the Company in connection with the transactions contemplated by the Business Combination Agreement or any ancillary agreement; (ii) vote against certain transactions involving the Company that would reasonably be expected to, among other things, impede or nullify the transactions contemplated by the Business Combination Agreement, any ancillary agreements or the Company Holders Support Agreement, result in a breach of any obligation or agreement of the Company under the Business Combination Agreement or other related agreement, or result in any of the conditions to obligations of the Business Combination Agreement not being fulfilled; (iii) be bound by certain transfer restrictions with respect to the ordinary shares of the Company held by the shareholder; and (iv) do all things reasonably necessary, proper or advisable to consummate the transactions contemplated by the Business Combination Agreement and not take any action that would reasonably be expected to prevent or delay the satisfaction of any of the conditions to those transactions.

The foregoing description of the Company Holders Support Agreement is subject to and qualified in its entirety by reference to the full text of the Company Holders Support Agreement, a copy of which is attached as Exhibit 10.4 hereto.

Dr. Andrew Rickman OBE (Chair and CEO of the Company and currently the sole shareholder of HoldCo), entered into a separate support agreement (the “AR Support Agreement”) which is on the same terms as the Company Holders Support Agreement except that it also includes Dr. Rickman agreeing to vote in favor of the transactions contemplated by the Business Combination Agreement, any resolutions proposed at a general meeting (or by written consent) of the shareholders of HoldCo, and take all other necessary and desirable actions reasonably requested by HoldCo in connection with the transactions contemplated by the Business Combination Agreement or any ancillary agreement.

The foregoing description of the AR Support Agreement is subject to and qualified in its entirety by reference to the full text of the AR Support Agreement, a copy of which is attached as Exhibit 10.5 hereto.

SPAC Investor Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor, SC Health, the Company, HoldCo and Merger Sub entered into the SPAC Investor Support Agreement (the “SPAC Investor Support Agreement”), pursuant to which the Sponsor has agreed to, among other things; (i) be bound by certain transfer restrictions with respect to its shares and warrants in SC Health; (ii) vote in favor of the transactions contemplated by the Business Combination Agreement and the related transaction proposals contemplated therein; (iii) vote against certain transactions involving SC Health or against any proposal or agreement that would reasonably be expected to, among other things, impede or nullify the transactions contemplated by the Business Combination Agreement, result in a breach of any obligation or agreement of SC Health under the Business Combination Agreement or ancillary agreements, result in any of the conditions to obligations of the Business Combination Agreement not being fulfilled or change the dividend policy or capitalization of SC Health; and (iv) waive any rights to adjustment or other anti-dilution protections with respect to the exchange of shares in SC Health for shares in HoldCo and certain rights relating to certain working capital loans.

The foregoing description of the SPAC Investor Support Agreement is subject to and qualified in its entirety by reference to the full text of the SPAC Investor Support Agreement, a copy of which is attached as Exhibit 10.6 hereto.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of HoldCo to be offered and sold in connection with the PIPE Financing have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01 Regulation FD Disclosure.

On March 19, 2021, SC Health and the Company issued a joint press release (the “Press Release”) announcing the transactions. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

On March 19, SC Health and the Company held an investor call to discuss the transactions. Attached as Exhibit 99.2 hereto is a transcript of the investor call that SC Health and the Company have prepared for use in connection with the investor call.

Attached as Exhibit 99.3 and incorporated herein by reference is the investor presentation dated March, 2021, for use by SC Health in meetings with certain of its shareholders as well as other persons with respect to the Business Combination, as described in this Current Report on Form 8-K.

Attached as Exhibit 99.4 and incorporated herein by reference is a summary of certain risk factors applicable to the Business Combination and the business of the Company, which were made available to potential investors in the PIPE Financing.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, and Exhibit 99.4 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of SC Health under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, and Exhibit 99.4.

Additional Information and Where to Find It

In connection with the Business Combination, HoldCo intends to file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. SC Health will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that SC Health will send to its shareholders in connection with the Business Combination. Investors and security holders of SC Health and the Company are advised to read the Registration Statement, all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction, and when available, the definitive proxy statement/final prospectus in connection with SC Health’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the definitive proxy statement/final prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of SC Health as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the definitive proxy statement/final prospectus, without charge, once available, at the SEC’s website at www.sec.gov, at SC Health’s website at www.schealthcorp.com, or upon written request to: SC Health Corporation, 108 Robinson Road #10-00, Singapore 068900, Republic of Singapore.

Participants in the Solicitation

SC Health, the Company, HoldCo, Merger Sub and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SC Health’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of SC Health’s directors and officers in SC Health’s filings with the SEC, including the Registration Statement to be filed with the SEC by SC Health, which will include the proxy statement/prospectus of SC Health for the Business Combination, and such information and names of the Company’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by SC Health, which will include the proxy statement/prospectus of SC Health for the Business Combination.

Cautionary Statement Regarding Forward Looking Statements

This Current Report on Form 8-K, including the description of the transactions, agreements, and other information contained herein and the exhibits hereto (collectively, this “communication”) contain “forward-looking statements” regarding SC Health, HoldCo, the Company, and the combined company. Statements in this communication that are not historical in nature may constitute such forward-looking statements. In addition, any statements that refer to SC Health’s, HoldCo’s, the Company’s, their respective management teams’, or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, performance, projections, forecasts, value, addressable market, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions or the negative thereof may identify forward-looking statements, but the absence of these terms does not mean that a statement is not forward-looking. Forward-looking statements in this communication include, but are not limited to, statements regarding the following: SC Health’s, HoldCo’s, the Company’s, their respective management teams’, or the combined company’s, expectations, hopes, beliefs, intentions or strategies; the potential impact of the transaction on HoldCo, the Company, and the combined company, including accelerating the commercial launch of the Company’s unique sensing platform; the anticipated or potential features, benefits, and applications for the Company’s products and technology and timing and status of the development or commercial availability thereof; the market opportunity for the Company’s products and technology; potential or target customers and markets for the Company’s products and technology; the anticipated timing of the closing of the transaction, including the financing; and the anticipated gross proceeds the transaction is expected to deliver to the combined company. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond SC Health’s, HoldCo’s, or the Company’s control, or will be beyond the control of the combined company) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: (i) SC Health’s, HoldCo’s, and the Company’s ability to complete the transaction, including the financing, during the anticipated timeframe or at all; (ii) the Company’s or the combined company’s success in retaining or recruiting, or changes required in, officers, key employees, or directors following the transaction; (iii) the funds in the trust account being available to SC Health or the combined company; (iv) SC Health’s, HoldCo’s, the Company’s, or the combined company’s, as applicable, ability to obtain additional financing to complete the transaction and to execute on the combined company’s strategy and business plan after the transaction; (v) SC Health’s public securities’ liquidity and trading; (vi) the lack of a market for SC Health’s securities; (vii) the use of funds not held in the trust account or available to SC Health from interest income on the trust account balance; (viii) the trust account not being subject to claims of third parties; (ix) general economic conditions and the Company’s financial performance; (x) the impacts of COVID-19; (xi) the number of SC Health shareholders voting against the business combination proposal; (xii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and Plan of Merger; (xiii) the ability to achieve and maintain the listing of the combined company’s shares on a national securities exchange following transaction; (xiv) changes adversely affecting the businesses in which the Company is engaged; (xv) management of growth; (xvi) the Company’s or the combined company’s ability to execute on its business strategy and plans; (xvii) the result of future financing efforts; and (xviii) the Company’s or the combined company’s ability to obtain any required regulatory approvals, including any required FDA approvals, in connection with the Company’s anticipated products and technology, as well as the factors described under the heading “Risk Factors” in SC Health’s registration on Form S-1 (File No. 333-232240), and risks and uncertainties disclosed in the registration statement on Form S-4 to be filed by HoldCo and other documents filed by SC Health, HoldCo, or the Company from time to time with the U.S. Securities and Exchange Commission (the “SEC”). The forward-looking statements contained herein are based on SC Health’s, HoldCo’s, the Company’s, and their respective management teams’ current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting SC Health, HoldCo, the Company, or the combined company will be those that have been anticipated. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. You are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by SC Health, HoldCo, the Company, their respective management teams, or any other person that the objectives and plans discussed in these forward-looking statements may be achieved in any specified time frame, or at all. The forward-looking statements in this communication represent the views of SC Health, HoldCo, the Company, and their respective management teams as of the date of this communication. Subsequent events and developments may cause these views to change. While SC Health, HoldCo, the Company, or their respective management teams may elect to update these forward-looking statements at some point in the future, they undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable law. You should, therefore, not rely on these forward-looking statements as representing their views as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities of SC Health, the Company or HoldCo or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†	Business Combination Agreement and Plan of Merger, dated as of March 19, 2021, by and among SC Health Corporation, Rockley Photonics Limited, Rockley Photonics Holdings Limited and Rockley Mergersub Limited.

10.1	Form of Investor Subscription Agreement.

10.2	Form of Individual Subscription Agreement.

10.3	Form of Registration Rights and Lock-up Agreement.

10.4	Company Holders Support Agreement, dated as of March 19, 2021, by and among SC Health Corporation, Rockley Photonics Holdings Limited, Rockley Mergersub Limited, Rockley Photonics Limited and the shareholders named therein.

10.5	Company Holders Support Agreement, dated as of March 19, 2021, by and among SC Health Corporation, Rockley Photonics Holdings Limited, Rockley Mergersub Limited, Rockley Photonics Limited and Dr. Andrew George Rickman.

10.6	SPAC Investor Support Agreement, dated as of March 19, 2021, by and among SC Health Holdings Limited, Rockley Photonics Holdings Limited, Rockley Mergersub Limited and Rockley Photonics Limited.

99.1	Joint Press Release, issued by SC Health and the Company on March 19, 2021.

99.2	Transcript of Investor Call.

99.3	Investor Presentation.

99.4	Summary Risk Factors

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SC Health Corporation

Date: March 19, 2021	By:	/s/ Angelo John Coloma
	Name:	Angelo John Coloma
	Title:	Chief Executive Officer